May 2, 2015

Via EDGAR
Mr. David Irving
Staff Accountant
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:    Western Alliance Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 16, 2016
File No. 001-32550

Dear Mr. Irving:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 20, 2016, to Western Alliance Bancorporation (the “Company”) regarding the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2015 (the “Form 10-K”).

This letter sets forth each comment of the Staff in the comment letter and, following each comment, sets forth the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2015

Non-GAAP Financial Measures, page 33

Staff Comment:

Please tell us how you determined that the provision for credit losses is not considered a part of your core operations. Refer to Item 10(e) (ii) (B) of Regulation S-K.

Company Response:
Upon review, we understand that the narrative disclosure for pre-tax, pre-provision operating earnings on page 33 can be read to infer that we did not consider the provision for credit losses as part of the Company’s core operations. However, the phrase “not considered part of the Company’s core operations” was intended to modify only the reference to “non-recurring and other items” and not the other terms in the series.

The Company agrees that the provision for credit losses is a part of core operations, and has revised the relevant disclosures in the Company’s Form 10-Q for the period ended March 31, 2016 filed on May 2, 2016 (the “Form 10-Q”) to ensure clarity. In this filing, the Company has also provided additional information on the relevant use of this non-GAAP financial measure.

Mr. David Irving
Staff Accountant
United States Securities and Exchange Commission
May 2, 2016

The pre-tax, pre-provision operating earnings metric has been renamed “pre-provision net revenue” (“PPNR”) in the Form 10-Q. The Federal Reserve defined PPNR in SR 14-3, “Supervisory Guidance on Dodd-Frank Act Company-Run Stress Testing for Banking Organizations with Total Consolidated Assets of More Than $10 Billion but Less Than $50 Billion.” Bank regulatory agencies use PPNR as a measure of net revenues available to absorb losses, including credit losses. Therefore, management closely monitors this non-GAAP financial measure and believes it is a useful measure for readers of the Company’s financial statements. Footnote 9 from SR 14-3 defines PPNR as follows:

“The DFA stress test rules define PPNR as net interest income plus non-interest income less non-interest expense. Non-operational or non-recurring income and expense items should be excluded.”

Management believes all items illustrated on page 34 of the Form 10-K are either non-operational or non-recurring and therefore can be adjusted from non-interest income and non-interest expense in accordance with Item 10(e) (ii) (B) of Regulation S-K and Compliance and Disclosure Interpretation Question 102.03. The non-recurring items excluded from the measure in the Form 10-K are the “Bargain purchase gain from acquisition” and “Legal settlement,” with all other adjustments non-operational. In future filings, management will continue to align both the narrative and the tabular computation of PPNR by simply discussing the prescribed elements, eliminating the need to reference the provision for credit losses. The Company has attached as Appendix A, the Company’s revised disclosure, which is reflected in the Form 10-Q and will be reflected in future filings.

Note 17 Fair Value Accounting, page 139

Staff Comment:

Please tell us, and revise future filings, to include the disclosure requirements of ASC 820-10-50-2.bbb, specifically quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for impaired loans and other real estate owned. Refer to ASC 820-10-55-103 for a proposed template for disclosing this information in future filings.

Company Response:

For the Company’s impaired loans and other assets acquired through foreclosure that are categorized within Level 3 of the fair value hierarchy and measured at fair value on a nonrecurring basis, the Company has revised its Fair Value Accounting footnote to include quantitative information about the Company’s significant unobservable inputs used in these fair value measurements. The Company has attached as Appendix B, the revised tabular disclosure and narrative related to these fair value measurements. These changes are reflected in the Form 10-Q and will be reflected in future filings.

Mr. David Irving
Staff Accountant
United States Securities and Exchange Commission
May 2, 2016

* * * *

As specifically requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 952-5476.

Sincerely,
WESTERN ALLIANCE BANCORPORATION
By:	/s/ Dale Gibbons
Name:	Dale Gibbons
Its:	Executive Vice President & Chief Financial Officer

cc:	Hogan Lovells US LLP
Gregory F. Parisi, Esq. (via e-mail: gregory.parisi@hoganlovells.com)

APPENDIX A

Non-GAAP Measures

Pre-provision net revenue is defined by the Federal Reserve in SR 14-3, which requires companies subject to the rule to project PPNR over the planning horizon for each of the economic scenarios defined annually by the regulators. Banking regulations define PPNR as net interest income plus non-interest income less non-interest expense. The guidance further states that any non-recurring or non-operational elements of non-interest income or non-interest expense are to be excluded which are outlined in the table below. Management feels that this is an important metric as it illustrates the underlying performance of the Company, it enables investors and others to assess the Company’s ability to generate capital to cover credit losses through the credit cycle, and provides consistent reporting with a key metric used by bank regulatory agencies.

The following table shows the components of PPNR for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,
	2016	2015
	(in thousands)
Total non-interest income	$13,133	$6,242
Less:
Gain (loss) on sales of investment securities, net (1)	1,001	589
Unrealized gains (losses) on assets and liabilities measured at fair value, net (1)	(5)	—
Total operating non-interest income	12,137	5,653
Plus: net interest income	145,711	103,108
Net operating revenue	$157,848	$108,761
Total non-interest expense	$75,493	$54,033
Less:
Net (gain) loss on sales / valuations of repossessed and other assets (1)	(302)	(351)
Acquisition / restructure expense (1)	—	159
Total operating non-interest expense	$75,795	$54,225
Operating pre-provision net revenue (2)	$82,053	$54,536

(1)	The operating PPNR non-GAAP performance metric is adjusted to exclude the effects of this non-operational item.

(2)	There were no adjustments made for non-recurring items during the three months ended March 31, 2016 and 2015.

APPENDIX B

Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis. That is, the assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents such assets carried on the balance sheet by caption and by level within the ASC 825 hierarchy:

	Fair Value Measurements at the End of the Reporting Period Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Active Markets for Similar Assets (Level 2)	Unobservable Inputs (Level 3)
	(in thousands)
As of March 31, 2016:
Impaired loans with specific valuation allowance	$6,946	$—	$—	$6,946
Impaired loans without specific valuation allowance (1)	58,300	—	—	58,300
Other assets acquired through foreclosure	52,776	—	—	52,776
As of December 31, 2015:
Impaired loans with specific valuation allowance	$19,629	$—	$—	$19,629
Impaired loans without specific valuation allowance (1)	66,754	—	—	66,754
Other assets acquired through foreclosure	43,942	—	—	43,942

(1)	Excludes loan balances with charge-offs of $39.2 million and $37.8 million as of March 31, 2016 and December 31, 2015, respectively.

For Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2016 and December 31, 2015, the significant unobservable inputs used in the fair value measurements were as follows:

	March 31, 2016	Valuation Technique(s)		Significant Unobservable Inputs	Range
	(in thousands)
Impaired loans	65,246	Collateral method	Third party appraisal	Costs to sell	4.0% to 10.0%
		Discounted cash flow method	Discount rate	Contractual loan rate	4.0% to 7.0%
			Scheduled cash collections	Loss given default	0% to 20.0%
			Proceeds from non-real estate collateral	Loss given default	0% to 70.0%
Other assets acquired through foreclosure	52,776	Collateral method	Third party appraisal	Costs to sell	4.0% to 10.0%

	December 31, 2015	Valuation Technique(s)		Significant Unobservable Inputs	Range
	(in thousands)
Impaired loans	86,383	Collateral method	Third party appraisal	Costs to sell	4.0% to 10.0%
		Discounted cash flow method	Discount rate	Contractual loan rate	4.0% to 7.0%
			Scheduled cash collections	Loss given default	0% to 20.0%
			Proceeds from non-real estate collateral	Loss given default	0% to 70.0%
Other assets acquired through foreclosure	43,942	Collateral method	Third party appraisal	Costs to sell	4.0% to 10.0%

Impaired loans: The specific reserves for collateral dependent impaired loans are based on collateral value, net of estimated disposition costs and other identified quantitative inputs. Collateral value is determined based on independent third-party appraisals or internally-developed discounted cash flow analyses. Appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Fair value is determined, where possible, using market prices derived from an appraisal or evaluation, which are considered to be Level 2. However, certain assumptions and unobservable

APPENDIX B

inputs are often used by the appraiser, therefore qualifying the assets as Level 3 in the fair value hierarchy. In addition, when adjustments are made to an appraised value to reflect various factors such as the age of the appraisal or known changes in the market or the collateral, such valuation inputs are considered unobservable and the fair value measurement is categorized as a Level 3 measurement. Internal discounted cash flow analyses are also utilized to estimate the fair value of impaired loans, which considers internally-developed, unobservable inputs such as discount rates, default rates, and loss severity.

Total Level 3 impaired loans had an estimated fair value of $65.2 million and $86.4 million at March 31, 2016 and December 31, 2015, respectively. Impaired loans with a specific valuation allowance had a gross estimated fair value of $9.6 million and $24.3 million at March 31, 2016 and December 31, 2015, respectively, which was reduced by a specific valuation allowance of $2.6 million and $4.7 million, respectively.

Other assets acquired through foreclosure: Other assets acquired through foreclosure consist of properties acquired as a result of, or in-lieu-of, foreclosure. These assets are initially reported at the fair value determined by independent third-party appraisals using appraised value less estimated cost to sell. Such properties are generally re-appraised every twelve months. There is risk for subsequent volatility. Costs relating to the development or improvement of the assets are capitalized and costs relating to holding the assets are charged to expense.

Fair value is determined, where possible, using market prices derived from an appraisal or evaluation, which are considered to be Level 2. However, certain assumptions and unobservable inputs are often used by the appraiser, therefore qualifying the assets as Level 3 in the fair value hierarchy. In addition, when significant adjustments are based on unobservable inputs, such as when a current appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the resulting fair value measurement has been categorized as a Level 3 measurement. The Company had $52.8 million and $43.9 million of such assets at March 31, 2016 and December 31, 2015, respectively.